Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

Corrected Transcript

21-Oct-2015

Konecranes Oyj (KCR1V.FI)

Q3 2015 Earnings Call

Total Pages: 15 Copyright © 2001-2015 FactSet CallStreet, LLC
1-877-FACTSET www.callstreet.com

CORPORATE PARTICIPANTS

Miikka Kinnunen
Director-Investor Relations

Teo Ottola
Deputy CEO & Chief Financial Officer

OTHER PARTICIPANTS
Simon Sigvardsson DNB Bank ASA (Sweden) Manu M. Rimpelä Nordea Bank AB (Finland) Tom Skogman Svenska Handelsbanken AB (Finland)	Sean D. McLoughlin HSBC Bank Plc (Broker) Antti Suttelin Danske Bank A/S (Finland)

MANAGEMENT DISCUSSION SECTION

Miikka Kinnunen
Director-Investor Relations

Hello, everybody. My name is Miikka Kinnunen, the Head of Investor Relations at Konecranes. Welcome to this Third Quarter 2015 Interim Results Presentation that will be this time given by the Acting CEO and Chief Financial Officer, Mr. Teo Ottola. Actually, together with us, we have also the Chairman of the Board, Mr. Stig Gustavson here present at the audience. And so, he will be able to tackle some of your questions that you may have after the presentation.

Now, before I give the floor to Teo Ottola, I will just point your attention to certain forward-looking statements that can be found here in the presentation slides two and three, including some disclaimers. And then this presentation, of course, has been posted on the company's Investor Relations website. So, please, Teo, you may begin.

Teo Ottola
Deputy CEO & Chief Financial Officer

Thank you, Miikka. And let's go directly into the highlights of our third quarter. On the plus side, we have the Service growth, Service order intake and contract base growth. And actually, our Service order intake grew constantly and  currently is about 4% now during the third quarter, which is actually a better level than what we had in the first half of the year. Also, contract base continued to grow well in the third quarter.

Also, Service EBIT continued to improve even though with a little bit slower pace than in the beginning of the year. We will come back to that one later on in the presentation. The €30 million cost saving program is on track. This one is obviously more relating to the Equipment business than the Service business.

On the negative side then, we have the Equipment order intake. We also had a little bit of a disappointment both in Service as well as Equipment sales. They were both lower than expected. And then the Equipment profitability, as a result of low volume, as well as too high cost, is on the negative side.

This order matrix at the bottom of the slide, order intake year-on-year comparison, so the Service orders were increasing in EMEA and Americas, whereas there was a decline in APAC. On the Equipment side, EMEA as well as APAC, there the orders grew, whereas in the Americas they declined.

On the next page, we have the key figures. Obviously, we will be talking about the orders, sales and operating profit a lot more during the presentation. However, one comment already at this point of time, our operating profit excluding non-recurring items was €33.3 million, which is a margin of 6.6%.

Now, during the third quarter, we have a very big amount of non-recurring items, €29.1 million. This is consisting of, for example, restructuring costs as it relates to the €30 million cost cutting program in the amount of €3.7 million. Then we have these merger-related costs, advisory costs mostly, in the amount of €8.5 million in the third quarter.

And then this very unfortunate fraud case where we have booked now the whole gross amount of €70 million into the non-recurring items as a negative item; you may remember that we have a crime insurance coverage for these kind of cases in the amount of €10 million. We have not booked any of that to deduct the €70 million amount due to the reason that according to the accounting standards, it's very difficult to book any indemnity unless it has been, in practice, already paid. But all the analyses that we are going to have going forward are obviously based on the so-called clean number which is this EBIT of €33.3 million.

Then the market situation, capacity utilization in the EU has continued to go modestly in the right direction, a little bit flattening there as the last data point, whereas in the U.S.A., the manufacturing capacity utilization has flattened out and the total industry utilization rate is clearly down. This U.S. situation is also reflected in our own understanding of the market. So, we are a little bit more cautious on the Northern American market than what we have previously been.

On the emerging market side, the PMIs, especially concerning China, are developing unfavorably. So, the market situation continues to be challenging there. Also, Brazil, Russia, there the PMIs are clearly below 50; in India, slightly above 50; but the overall conclusion of the emerging markets continues to be that the markets are in – markets are challenging in the emerging markets.

So, European situation, maybe slight positive tone, Americas more uncertain than what it used to be, and emerging markets relatively weak or very weak in many cases.

Also, the container throughput growth is now negative. So, we had a long period between 0% and 5% growth. Now, we are slightly on the negative side here. The sales funnel that we have in the port cranes is quite good, so it is decent, where this is visible is that that how many new opportunities come into the sales funnel. So, currently, the sales funnel still is okay, but of course, it discontinues for a very long time. So, it is likely that somehow, it impacts the amount of opportunities that we will be having going forward.

Our market outlook then obviously is a conclusion of all that. Customers are becoming more cautious about investing as economic growth is slowing down across the globe, especially companies that are operating in the emerging countries, as well as in the commodity markets are feeling the pressure.

Demand outlook amongst customers in the developed markets is more stable, because the European situation is maybe slightly even improving. And then in the Americas also, even though there is a flattening in the utilization rates, so still the current level of demand is decent. So, it's more like a direction question than the absolute level which would be a challenging there.

Continued contract base growth that we have had in the Service business of course helps us there going forward. And then, as a reminder, our Equipment order intake, of course, may fluctuate due to the timing of the port orders, specifically.

Financial guidance on the sales side, sales are expected to be slightly higher than what they were in 2014 for the current year. And then the operating profit excluding now these non-recurring items that we just went through is expected to be approximately at the same level as in 2014 for the year of 2015. So, this is the guidance that we renewed or we gave in September.

Then, on the personnel changes, as a result of the restructuring, so we had in the beginning of the 2015, 11,982 people. We have been reducing the number of personnel as a result of the restructuring by about 300 people during the year. We have been recruiting more people in the amount of 200 roughly in mostly Service-related businesses, where we have been having growth opportunities. And then we have a reporting change now, technical reporting change now in the third quarter of 2015, where we have harmonized the reporting mostly regarding long absence type of employees and this increases our personnel number by about 110 people. So, the last one is a technical one. So, the real change is this approximately minus 100 people as a net of the restructuring and then the new recruitments.

On the cost side, we have year-to-date costs savings in the amount of roughly €6 million now at the end of the third quarter. We said that this number was €2 million at the end of the second quarter, which means that we are well on track to reach the target for the fiscal year of 2015, which was €10 million as you may remember. And then also, we are on track to reach the run rate of €30 million cost savings by the end of the first quarter of 2016. Restructuring costs year-to-date €15.5 million, and the third quarter share of that was €3.7 million as already mentioned earlier.

Then the group numbers, starting from the orders and sales. Our group order intake was €444 million. This is about 4% higher than a year ago. However, about 3% less with comparable currencies than a year ago. Like already said, the order intake in the Service business was good; in the Equipment business, more challenging. Net sales €507 million, up 2.5% with reported currencies; but again, a decline of 3% with comparable currencies. And like already said, both business areas had a little bit of lower sales than our own expectations were.

The group order book is on a good level, €1.075 billion. This is higher both in reported currencies, as well as with comparable currencies than a year ago. We will come back to the timing of the order book in connection to the Equipment business.

And then the group EBIT and EBIT margin, EBIT was the one excluding the non-recurring items, €33.3 million, margin of 6.6%. The EBIT declined by about €1.5 million in comparison to the situation a year ago. Now, the sales with comparable currencies declined €50 million or slightly more than that. So, taking that into consideration, so actually we were able to defend the EBIT relatively well. So the cost saving actions that we have been doing are yielding results when it comes to especially the Equipment business from the cost point of view.

Then, very briefly, the year-to-date numbers, orders cumulatively by the end of September, so our order intake with reported currency is 4.5% higher than a year ago; however, minus 3% with comparable currencies. And we have a little bit of a similar picture with the net sales, so that the sales are 8% higher with reported currencies.

However, this is almost exactly the same sales with comparable currencies than what we had at the end of September last year.

And then, also on the EBIT, we are pretty much on the same level, €73.2 million is the EBIT cumulatively now in 2015. This is €1.2 million more than what we had a year ago and a margin slightly lower than a year ago.

Maybe the most descriptive picture of this is the rolling 12-month sales and EBIT. And here, we can see that during 2015, the sales have started to go up slightly. However, this one is basically completely depending on the pricing changes. So, if we take a look at the situation with comparable currencies like noted a moment ago, sales are flat. This is also explaining why the EBIT is not really improving too much in comparison to the situation – on a rolling basis in comparison to the situation at the beginning of 2015.

Sales split by business areas and regions. Our share of services continues to increase. We have 44% of the business in Service at the moment, 56% in Equipment. Then when we take a look at this regionally, so the Americas region share is 38%, EMEA unchanged at 46%, and APAC a decline of 2 percentage points in comparison to the situation a year ago at 16%. And of course, this change reflects now the market environment as well so that the Americas market and our success in the Americas market has been good, whereas then the emerging markets that have been having difficulties from the economic development point of view, we have had difficulties to maintain our relative share in APAC where a big portion of the countries obviously are emerging markets.

Then to the business area numbers and we will start with the Service business. So, Service orders, €202 million. It's a very handsome growth of 30%. As with reported currencies with comparable currencies, it was the 4% as discussed earlier. Sales €242 million, this is a growth of 7% roughly with reported currencies. However, here there was a slight decline with comparable currencies in the sales for Service. Sales grew in the Americas and Asia Pacific. They were flat in EMEA. And then if we take a look at the comparable currency, so sales declined also in the Americas.

Now, this is mostly a timing issue, this weakness in sales. We have a good order book. We have a strong contract base and we are expecting that the fourth quarter in the service business will be good also from the volume point of view. Also, a mix related comment here on the parts sales or share of spare parts of the total Service business, spare parts sales continue to grow faster than the field service sales. This did not have a significant impact on the profitability. So, mix was slightly better but not so much that it would have been visible on the EBIT and EBIT margin.

Our EBIT for Service was €25.4 million. That is a margin of 10.5%. Our EBIT in euros increased by €0.5 million. However, the margin declined by 0.5 percentage points. And this is as a result of the sales decline with comparable currencies and then higher fixed costs. Our gross margins actually within the Service business continued to improve which is a very good thing. This improvement, however, was not quite enough to compensate for the fixed-cost increase in a situation where our sales with comparable currencies declined.

This curve still looks very good. I mean, of course, there is a flattening now in the third quarter on rolling sales and EBIT slide because of the 2015 Q3 results being in line with what they were a year ago. But like I said, from the timing perspective, we are expecting that the fourth quarter will be quite okay. Contract base definitely supports that, annual value of the contract base is €209 million that is 8.2% higher than year ago and 3.8% with comparable currencies. So, both the order intake as well as the contract base growth actually were roughly 4% with comparable currencies now in the third quarter.

Additionally, our order book in the Service business is now very high. This one also 6% higher than a year ago with comparable currencies. This one, obviously, due to the reason that as the sales were a little bit lower than what we were expecting, so these services, in a way, are waiting in the order book to be delivered at a later stage.

Then on the Equipment side, our order intake was €269 million. That is about 2% decline in a year-on-year comparison, 7.4% decline with comparable currencies. Our orders rose in EMEA and Asia Pacific, but they fell in the Americas. If we take a look at the business units within the Equipment, we can note that the port cranes was the only business unit where the order intake improved in a year-on-year comparison. In all the other business units, meaning industrial cranes, components, as well as lift trucks, the order intake declined.

Lift truck order intake continues to be on a good level so that still the overall big picture is that both the ports as well as the lift trucks demand has been on a decent level. The challenges from the demand point of view are mostly in the industrial customers area, meaning in our case, the industrial cranes and then the crane components.

Sales, €290 million. This is a decline of 1.7% in a year-on-year comparison and 5.5% with comparable currencies. The sales for process cranes was maybe the biggest sort of decline in a year-on-year comparison as a result of the order book in that area not being so great due to the process industries not having invested for quite some time.

Then on the EBIT and EBIT margin side, EBIT was €12.1 million; margin, 4.2% versus €13.6 million and 4.6%. So there we also have the €1.5 million decline in comparison to the situation a year ago and the same comment as for the whole group, basically so that with a sales decline of more than €50 million, this could have dropped more our – cost cutting actions have been successful in this case, not of course enough to improve the profit or maintain it but means that the decline is not more than what it was.

The decline, this €1.5 million is basically as a result of the lower sales, also the IT amortizations that are now higher than what they were a year ago due to the IT system implementations that play a role here.

The gross margins also within the Equipment are actually on a decent level. There is price pressure, of course, globally but we have also been able to get currency gains, transaction currency gains that have been compensating partially that also our own actions in terms of cost saving, of course, have been a factor there. And as a result of that the gross margin deterioration is not really the issue in the Equipment in the third quarter.

This one tells the picture the best, probably Equipment net sales and EBIT with rolling 12-month basis. So here we can see that also in this Equipment area, so the sales started to grow, however, in 2015. However, basically purely as a result of the currencies and the sales are, let's say, declining with comparable currencies, which then creates a challenge from the profitability point of view.

And this is, obviously, the reason why we have the €30 million cost saving plan. And this is also the reason why we are constantly, in addition to that €30 million cost saving plan, we are constantly looking for ways to reduce our cost base and streamline our cost base for it to better reflect the current market situation and the market demand. So we are doing also actions on top of the €30 cost saving plan, not only within that action.

Equipment order book, €890 million. This is 1.6% higher than a year ago with comparable currencies. Timing, however, here is a little bit more challenging for the fourth quarter than what it was one year ago. So, now the order book is consisting largely of the – let's say, the improvement of the order book is consisting of the port cranes, mostly where the delivery times are beyond 2015, so mostly in 2016, which means that the timing for the fourth quarter in comparison to the situation a year ago is a bit more challenging. So there is less order book for the remainder of this year than the situation one year ago, however, of course the order book then for 2016 is on a better level than what it was one year ago.

Then a couple of comments on the balance sheet and cash flow before we go into the Q&A session. Net working capital €334 million, this is 15.7% of rolling 12-month sales, this is a change in the right direction, however, not adequately. So, we still aim to be at the level of 15% at least. We are now still clearly above, but after the poor second quarter, this is of course a movement in the right direction.

The still higher net working capital than a year ago is visible in our cash flow. We have a negative cash flow now in the year-to-date situation, as a result of the net working capital mostly, obviously. And then the gearing still here on a good level, still equity €430 million; net debt about €230 million gearing 53% versus 46% a year ago. So, we are basically moving on the same level in a way.

Return on capital employed, now this one is including – this 11.8% of course is including the non-recurring items as well. If we were to exclude those, we would be at the level of 17.5%, which is maybe more comparable to the levels where we have now lately been. So, this 11.8%, obviously, is a very low number for us as a result of the non-recurring items.

Let's not go into the number appendixes but open the call for Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And we have received a question from Simon Sigvardsson. Please ask you question.

Q - Simon Sigvardsson
DNB Bank ASA (Sweden)

Yes. Hi. It's Simon Sigvardsson from DNB. I was just wondering first on the Service division, if you see any risk now when capacity utilization is coming down in North America? And you have the weakness in Equipment in North America, if that will spill over to the Service business as well at some point here and going forward?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Well, if we take a look at the Northern American situation now in the third quarter, so we can say that the sales in the Service business were a little bit lower than what we anticipated. This is mostly a timing issue. So this is in relation to the modernization, deal timings, et cetera. The order intake actually in service business in the Americas was quite good now in the third quarter. So it seems that from the market activity point of view in the Service business things continue to move on.

When we take a look at the Equipment business, so in the third quarter, the Equipment order intake was lower than what we expected. Of course, we do not know how the market will be developing, but we can probably say that there is a little bit more softness in the standard-duty crane area than what there has been previously. I guess that from the process crane point of view, there hasn't really been any change so that the process crane business environment also in the Americas has not been that great lately, so that during the past couple of quarters, there hasn't really been any major change.

I guess there's a slight softening in the standard-duty crane area we can see. Where does it lead then? I mean, that is obviously then a question that we will have an answer only later.

Q - Simon Sigvardsson
DNB Bank ASA (Sweden)

Yeah. And then on the additional savings or actions that you talk about in addition to this €30 million cost savings program, could you elaborate a bit more about what that is entailing?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yeah. We have two types of actions ongoing. Firstly, of course, this kind of shorter cycle actions that are like expanding the cost saving activities that we have beyond the €30 million. We haven't really launched any new program as a result of that one. We are rigorously going after cost-cutting wherever it is needed from the point of view that where the market is, so that if we do not have use for the capacity no matter what type of capacity. So, of course, we are trying to look for ways to reduce our cost base. This is ongoing work that we are doing all the time despite that we haven't really announced any new program.

In addition to that one, we have then this more structural cost savings ongoing or I'd say, cost saving preparations ongoing. So, we are trying to figure out how would we be able to significantly structure the way that we do especially Equipment business differently from today to be able to get not only this kind of cheese-cutter type of cost savings. But also really meaningful cost savings or cost cutting so that we would be able to lift the profitability in the Equipment business from the current level to a clearly higher level.

Most of these, obviously, are these kind of initiatives and actions that do not materialize overnight. So, therefore, like we already said, in connection to the second quarter, we are preparing and planning those. At this point of time, we are not really ready to announce any conclusions on those. Once we are, so we will obviously do that. But both these kind of short-term immediate actions, as well as then longer term more structural actions are being done and being prepared.

Q - Simon Sigvardsson
DNB Bank ASA (Sweden)

So are those structural actions, are they planned for if the merger with Terex is not going through or will those happen also if the merger goes through later on?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

We have two companies operating completely on their own now that the closing hasn't taken place. So, of course, the preparations that we are doing are based on us as a standalone company.

Q - Simon Sigvardsson
DNB Bank ASA (Sweden)

Yeah. And do you have any updates on the merger process and the related antitrust and the European Commission, et cetera?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yes. Good. We do not really have a slide on that one in the presentation package and that obviously probably also in itself tells that we do not have too much new to tell. What we can say, of course, is that the merger preparation that is now the preparation between the announcement and closing is proceeding according to plan. This includes, of course, that we are preparing and already have filed some of the antitrust filings. It also means that we are preparing on how to start the business integration planning. And now, of course, this business integration planning is something where we will need to be very careful due to the antitrust legislation and concerns. But we are considering how much of that can be done and how it can be done. So, we are roughly in time schedule when it comes to what we thought at the announcement as well as where we would be at this time of the year.

Q - Simon Sigvardsson
DNB Bank ASA (Sweden)

Last question. When do you expect to get the decision on the antitrust put from the European Commission?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

We are still of the opinion that the likely closing schedule would be second quarter of 2016.

Q - Simon Sigvardsson
DNB Bank ASA (Sweden)

Okay. Perfect. Thank you very much.

Operator: Thank you. And we have the next question coming from Manu Rimpelä from Nordea. Manu, your line is open.

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Hey. Good morning. Can you hear me?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yes. Yes.

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Okay. My first question would be on the seasonality going into Q4, and you made two comments on that. Firstly, you said that you expect the Service to have a strong quarter, but then later on you said that there could be some softness going into the Equipment sales given that most of the orders have been going into 2016 delivery that you've been receiving. So, how should we think about this when we look at the group organic sales going into the fourth quarter? So, is the kind of trend we saw in Q3 going to improve or can you just help us understand how to aggregate those two trends for the group?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yeah. I don't know if I can give any trends as such, but I guess that your conclusion, in a way, was correct, so that the Service order book, the Service contract base look pretty good. The order intake in the third quarter in the Service business was good. So, there's all reason to believe that the fourth quarter sales deliveries will be good.

When it comes to the Equipment, so we just want to make the point that if you take a look at the order book which is higher than what it was a year ago. So, if you take a look at the portion of the order book that is for the fourth quarter deliveries, it is actually lower now than what it was a year ago. And this due to the reason that we have a bigger portion of the total order book in port cranes, where the delivery times are longer. And we are not really using POC, percentage of completion, in many of those product categories. And that's why the order book, in a way, is skewed towards the 2016 more than the situation was at the end of the third quarter in 2014.

Then, if you take a look at the guidance, for example, so we are saying that the EBIT should be approximately at the same level as in 2014. Now, cumulatively, we are roughly €1 million ahead of last year.

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Okay. And then to follow up on the Services, so what gives you the confidence that you will – or are you seeing any deliveries being late or are you seeing any postponements of the Services business? Just trying to understand better, where did the surprise come in terms of the negative sales in the Q3? So, if you could be more specific about that.

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Sorry. On Service, in particular, you asked on?

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Yeah. The Services sales were weaker in the third quarter than you had expected?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yes. There are a couple of reasons. One of the reasons is purely a timing type of thing so that when we take a look at the modernization deliveries, for example. So, some of those deliveries slipped to the next quarter so that we were not able to get all of that to the third quarter as we thought.

The other one is then more related into our, let's say, internal processes and we have a lot of development work ongoing in the Service business, which means in practice that we are implementing our new Service ERP system to the frontlines. And these implementations, some of them are now happening simultaneously. So, there are many of them happening simultaneously. And this has caused a little bit of a challenge in delivering everything according to the time schedule that we have been thinking ourselves.

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Okay. But you're not seeing any postponement from your customers or...?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

There have been some postponements, but if we take a look at the Service business as a whole. So, I mean, as long as the customers are using their own cranes, so, they will need the maintenance sooner or later anyway. So that these kind of timing related things probably are not significant, at least, at this point of time.

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Okay. And then finally, can you give us some comments in terms of the way you see the order book you have today at hand and the margins in that – is that – are you happy with the margins or are we starting to see any pressure in terms of pricing given the weak environment?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

We are seeing a little bit of pressure from that point of view that if we take a look at our geographical mix, for instance, so, and take our, say, component business, for instance. So now unfortunately the market development has been a little bit weak-ish in those areas where we have been maybe having a little bit higher margins than the average. And these kind of, let's say, internal mix within some of our business units is creating a gross margin challenge in the order book. But, the biggest challenge that we have from the profitability point of view in this industrial crane business and the component business clearly is that our utilization rate for our factories, so our manufacturing capacity is too low, so rather that than the gross margin as such.

Then I would say that on the port side where the big delta in the order book is, so, there, actually, the gross margins that we have in the order book are now better than what they were, for example, a year ago. This, however, with a caveat that this improvement will not be visible in 2015, this will be visible in 2016 in our sales as we will not be delivering those cranes in 2015.

Q - Manu M. Rimpelä
Nordea Bank AB (Finland)

Okay. Thank you very much.

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Thank you.

Operator: Thank you. And we have a few more questions. And the next one is coming from Tom Skogman from SHB. Tom, your line is open.

Q - Tom Skogman
Svenska Handelsbanken AB (Finland)

Yes. Hello. This is Tom. So, first of all, I want you to clarify what approximately means in terms of EBITDA? And I have a follow-up question after that.

A - Teo Ottola
Deputy CEO & Chief Financial Officer

That is a very good question, but we have not defined what this approximately is, unfortunately.

Q - Tom Skogman
Svenska Handelsbanken AB (Finland)

Okay. Then, correct me if I'm wrong, but I expect you to have €20 million of fixed cost savings next year and, basically, all of this in Equipment. And now, you see that the Equipment demand is, kind of, showing signs of weakness in North America, and you have not announced any new cost cutting. So, I'm, kind of, trying to be – I'm starting to be a bit worried about the H1 EBIT outlook for the Equipment business. So, can you, kind of, try to lower my fears that you will have a really hard time in the first half of next year? And how big are these savings in the first half of 2016 out of these €20 million total savings next year?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yeah. Well, the €30 million cost saving program, to which you are now referring there, is really by the end of the first quarter 2016, which means that quite a big portion of that, let's say, ongoing annual savings will be visible already in the first half which helps, of course.

Then the question obviously is that is that enough in the current market situation, and even though we have not announced any new cost saving action at this point of time. So, obviously, we are doing those cost cutting activities all the time.

So, the fact that we haven't announced a new program doesn't mean that we wouldn't be doing additional activities. So, of course, we are doing activities in line with the current market demand. So, we are doing our utmost to be able to lower our cost base to match with the demand.

Then, when it comes to those, let's say, more structural changes and preparations and plans, so these are then something that we will need a little bit more preparation time, and of those we will be then announcing in due course once we have the information on those.

Q - Tom Skogman
Svenska Handelsbanken AB (Finland)

Yeah. So, you can confirm that we don't have to kind of wait for a merger approval for you to announce more cost cutting in Equipment, because the outlook seems so tough in kind of the standard Lifting Business especially.

A - Teo Ottola
Deputy CEO & Chief Financial Officer

We are doing additional cost cutting activities all the time, despite the fact that we haven't really announced a new program. We don't need a program to start cutting costs.

Q - Tom Skogman
Svenska Handelsbanken AB (Finland)

Okay. Thank you.

Operator: Thank you. And the next question is coming from Sean McLoughlin from HSBC. Your line is open.

Q - Sean D. McLoughlin
HSBC Bank Plc (Broker)

Good morning. I just had one question on the product mix. You've highlighted this as a worsening trend through the year. If I look at your order book today, what can you tell us about the margin prospects of that order book versus historical and current margins and the impact of the product mix on that?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Yeah, now, of course, when we take a look at the product mix within the order book, so we will have to take the timing into consideration. So, if you only take a look at the timing – or the share value of the order book, so obviously, you could note that the current order book mix is weaker from the margin point of view than what it was, for example, a year ago, due to the fact that there are more port crane deals in the order book. However, they will be delivered over a longer period of time. So, this, sort of, way of looking at it is not necessarily the best possible one.

When it comes to the gross margin in like-for-like comparison, so like say, the port crane gross margin is better than what it was a year ago in the order book, when we take a look at the gross margin what we have in the component business, for example, so due to this internal mix that I was referring to within the component business, so these, let's say, Chinese, Middle Eastern, Russian weakness from our component business point of view. So, it means that in that area the gross margin is slightly lower than what it was a year ago. So, this is the picture roughly. But, like I said, again, I mean, these gross margin differences that we have in the order book, so they are not as meaningful as is the impact of the, let's say, lower utilization rate what we are going to have in the factories unless we do cost cutting actions.

Q - Sean D. McLoughlin
HSBC Bank Plc (Broker)

That's clear. Thank you.

Operator: Thank you very much. And one more question is coming from Antti Suttelin from Danske Bank. Your line is open.

Q - Antti Suttelin
Danske Bank A/S (Finland)

Thank you. I must say that I think the world has changed quite a bit. China is not at all what it used to be, Europe has failed to recover to any meaningful extent, U.S. industrial activity [indiscernible] at the moment. I think, the – I'm puzzled that you are waiting so long with your cost cutting. I would like you to elaborate a little bit what kind of impact should we wait or expect to see from these structural preparations that you're doing at the moment? So, in millions of euros, how big could this impact eventually be if you decide to go for the actions that you plan for?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

We will definitely need to do actions. I mean, there's no question about the profitability level, where the Equipment business at the moment is not acceptable, so we will need to do those actions. Unfortunately, at this point of time, we are not ready to announce any numbers. I wish that was the case, but we are not yet there. So, then, of course, one can think that when would these kind of actions have to be started. But, I mean, we have started the preparation now and we will let you know about the actions once we are more ready with those ones. Of course, what you said about the market dynamics is something that we are taking a look at as well and taking very seriously. So, we are preparing for those actions.

Q - Antti Suttelin
Danske Bank A/S (Finland)

But, Teo, I need to know what is the percentage of completion of your plans. Are you now 80% ready with your plans or are you 90%? Why is it taking so long? What is the preparation status, please?

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Well, if you take a look at the kind of profitability challenge that we have, for example, in the Equipment, so, I mean, for us to be on a decent level, we would need to double or more than double the profitability level in the Equipment business. So, these kind of changes that we are supposed to be doing there or we need to do there, so they are not the kind of changes that you can do overnight. You cannot even plan those overnight. So, we started talking about the preparation by the, let's say, at the Q2 announcement. Now, we have been doing that pretty rigorously, and we have proceeded well with the planning. But, like I said, the magnitude nor the timing of when we will be announcing those, I am not in the position of telling today.

Q - Antti Suttelin
Danske Bank A/S (Finland)

Yeah. Okay.

A - Teo Ottola
Deputy CEO & Chief Financial Officer

Thank you.

Operator: Thank you very much. And it was the last question for today. So, please, continue.

Miikka Kinnunen
Director-Investor Relations

Thank you, operator. Do we have any questions here in the audience? Which we don't have. So, thank you, everyone, who were participating through the Web or the phone lines. We will see you next time in connection with the release of the fourth quarter results, which will be third of February, 2016. Thank you.

Teo Ottola
Deputy CEO & Chief Financial Officer

Thank you.

Operator: That does conclude our conference for today. Thank you all for participating. You may now disconnect.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2015 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may”, “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus/Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.